UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

GDEV Inc.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Ordinary Shares, No Par Value Per Ordinary Share

(Title of Class of Securities)

G6529J209

(CUSIP Number of Class of Securities)

Andrey Fadeev, Chief Executive Officer

GDEV Inc.
55, Griva Digeni
3101, Limassol
Cyprus

Telephone: +35722580040

(Name, address and telephone number of person authorized to receive notices and communication on behalf of the filing person)

Copy to:
Yoseph Choi

Latham & Watkins (London) LLP

One Leadenhall

1 Leadenhall Street

London EC3V 1AA

United Kingdom

Telephone: +44 (0)20 7710 1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY noTE

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission (the “SEC”) on August 31, 2026 (including the exhibits filed therewith, the “Schedule TO”) by GDEV Inc., a British Virgin Islands business company (the “Company,” “we,” “us” or “our”), to purchase for cash up to $20,000,000 in value of its ordinary shares, no par value per ordinary share (each, a “share”), or up to 1,813,236 shares, at a purchase price of $11.03 per share, net to the seller, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated August 31, 2026 (the “Offer to Purchase”), filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal”), filed as Exhibit (a)(1)(B) to the Schedule TO.

Only those items that are amended are reported in this Amendment No. 2. Except as specifically provided herein, the information set forth in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on Schedule TO and in the Offer to Purchase or the Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:

On September 30, 2026, the Company issued a press release announcing the final results of the tender offer, which expired at 5:00 p.m., Eastern Time, on September 28, 2026. A copy of such press release is filed as Exhibit (a)(5)(C) to this Amendment No. 2 and is incorporated by reference herein.

Item 12. Exhibits.

The following exhibits are included or incorporated by reference in this Schedule TO:

Exhibit No.	Description	Incorporation by Reference
		Form	File Number	Exhibit No.	Filing Date
(a)(1)(A)	Offer to Purchase, dated August 31, 2026.	SC TO-I	005-93469	(a)(1)(A)	August 31, 2026

(a)(1)(B)	Letter of Transmittal.	SC TO-I	005-93469	(a)(1)(B)	August 31, 2026

(a)(1)(C)	Notice of Guaranteed Delivery.	SC TO-I	005-93469	(a)(1)(C)	August 31, 2026

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 31, 2026.	SC TO-I	005-93469	(a)(1)(D)	August 31, 2026

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 31, 2026.	SC TO-I	005-93469	(a)(1)(E)	August 31, 2026

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(A)	Press Release, dated August 31, 2026.	SC TO-I	005-93469	(a)(5)	August 31, 2026

(a)(5)(B)	Press Release, dated September 29, 2026	SC TO-I/A	005-93469	(a)(5)(B)	September 29, 2026

(a)(5)(C)*	Press Release, dated September 30, 2026

(b)	Not Applicable.

(d)(1)	2021 Employee Stock Option Plan.	6-K	001-40758	99.1	November 19, 2021

(d)(2)	Amendment to 2021 Employee Stock Option Plan.	S-8 POS	333-261757	99.3	December 1, 2023

Exhibit No.	Description	Incorporation by Reference
		Form	File Number	Exhibit No.	Filing Date
(d)(3)	Sales Agreement, dated September 12, 2024, among the Issuer, Cantor Fitzgerald & Co. and Oppenheimer & Co. Inc.	6-K	001-40758	1.1	September 12, 2024

(d)(4)	Amended and Restated Memorandum and Articles of Association of the Company.	6-K	001-40758	3.1	August 28, 2026

(d)(5)	Form of Director and Officer Indemnification Agreement.	20-F	001-40758	4.9	August 27, 2021

(g)	Not Applicable.

(h)	Not Applicable.

107	Filing Fee Table.	SC TO-I	005-93469	107	August 31, 2026

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2026

GDEV Inc.

By:	/s/ Andrey Fadeev
Name:	Andrey Fadeev
Title:	Chief Executive Officer